SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐        No      ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  February 25, 2011

FEMSA Grows Operating Income
Across Operations in 4Q10 and 2010

Monterrey, Mexico, February 25, 2011 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the fourth quarter and full year 2010.

Fourth Quarter 2010 Highlights:

•	FEMSA comparable consolidated total revenues and income from operations grew 3.8% and 7.5%, respectively, compared to the fourth quarter of 2009.

•	Coca-Cola FEMSA income from operations increased 5.2%. Solid results from the Latincentro division drove these results.

•	FEMSA Comercio achieved total revenues growth of 18.9% and income from operations increased 19.5%.

2010 Full Year Highlights:

•
FEMSA comparable consolidated total revenues and income from operations grew 5.9% and 6.6%, respectively, compared to 2009, against a backdrop of soft consumer demand. FEMSA Comercio and the Mercosur division of Coca-Cola FEMSA were the main drivers of this performance.  Excluding one-time Heineken transaction-related expenses, comparable consolidated income from operations would have grown 8.7%.

•	Coca-Cola FEMSA income from operations increased 7.9%. Strong growth in the Mercosur and Latincentro divisions drove these results.

•	FEMSA Comercio continued its pace of strong floor space growth by opening 1,092 net new stores in 2010. Income from operations increased 16.7%.

•
Ordinary dividend of Ps. 4.6 billion proposed by FEMSA’s Board of Directors, to be paid in 2011 subject to approval at the annual shareholders meeting in March 2011, representing an increase of 76.9 % over the prior year and 183.9 % over the dividend paid in 2009.

José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented: “We were able to wrap up an exciting 2010 on a solid note.  This was a unique year for FEMSA, one that saw us take big steps in the strategic journey of our Company.  From the signing of our agreement with Heineken in January, to the closing of the transaction in late April –making us the second largest shareholder in Heineken–, to the tremendous work carried out by all those involved in making sure a smooth transition took place, and last but certainly not least, to the current process of strategic analysis that we are thoroughly carrying out as we plot the future path for FEMSA.  And all the while, having our operators navigate a challenging consumer environment across our territories to deliver yet another strong set of results.

On the operational front, we are encouraged by what seems to be a fledgling sequential improvement in consumer sentiment in Mexico, evidenced by the strong performance of FEMSA Comercio during the fourth quarter.  At Coca-Cola FEMSA, we were able to improve our profitability in 2010 even in the face of tough demand dynamics across markets. Certainly, challenges abound, but more than ever we are optimistic.  Our capabilities, our team, and our financial flexibility put us in an enviable position to pursue and capture the many growth opportunities that lie ahead of us.”

FEMSA Consolidated

On April 30, 2010, FEMSA announced the closing of the strategic transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group (“the transaction”). For more information regarding this acquisition, please refer to the transaction filings available at www.femsa.com/investor. FEMSA’s consolidated results for the fourth quarter and for the full year of 2010 reflect the transaction effects and are presented on a comparable basis.

Comparable total revenues increased 3.8% compared to 4Q09 to Ps. 45.664 billion.  FEMSA Comercio accounted for the majority of the incremental consolidated revenues.

For the full year of 2010, consolidated total revenues increased 5.9% to Ps. 169.702 billion.  This growth resulted mainly from double-digit growth at FEMSA Comercio, and a moderate increase at Coca-Cola FEMSA.

Comparable gross profit increased 1.5% compared to 4Q09 to Ps. 19.464 billion in 4Q10 driven by FEMSA Comercio.  Gross margin decreased 100 basis points compared to the same period in 2009 to 42.6% of total revenues, as the faster growth of lower-margin FEMSA Comercio tends to compress FEMSA’s consolidated margins over time.

For the full year of 2010, comparable gross profit increased 4.5% to Ps. 70.970 billion.  Gross margin decreased 60 basis points compared to the same period in 2009 to 41.8% of total revenues.  FEMSA Comercio’s gross profit improvement partially offset raw-material-driven cost pressures at Coca-Cola FEMSA.

Comparable income from operations increased 7.5% to Ps. 7.115 billion in 4Q10 as compared to the same period in 2009.  Consolidated operating margin increased 60 basis points compared to 4Q09 to 15.6% of total revenues, mainly driven by operating margin improvement at Coca-Cola FEMSA.

For the full year of 2010, comparable income from operations increased 6.6% to Ps. 22.529 billion.  Excluding one-time Heineken transaction-related expenses, comparable consolidated income from operations would have grown 8.7% in that period.  Our consolidated operating margin in 2010 was 13.3% as a percentage of total revenues, an expansion of 10 basis points as compared to the same period of 2009.

Net income from continuing operations increased 61.2% to Ps. 6.503 billion in 4Q10 compared to 4Q09, reflecting the fact that this line includes FEMSA’s implied 20% participation in Heineken’s fourth quarter 2010 net income.  The figures also reflect growth in comparable income from operations as well as a shift from other expenses in 4Q09 to other income in 4Q10.  This shift was largely driven by the net effect of non-recurring items, including income from the sale of our flexible packaging business, and the restructuring of certain compensation plans.  The effective income tax rate on continuing operations was 14% in 4Q10 compared to 30% in 4Q09.

2	February 25, 2011

For the full year of 2010, net income from continuing operations increased 52.2% to Ps. 17.961 billion compared to the same period of 2009, primarily as a result of the combination of (i) the inclusion of FEMSA’s 20% participation in the last eight months of Heineken’s 2010 net income, (ii) growth in income from operations, and (iii) a reduction in the other expenses line.  The full-year effective income tax rate on continuing operations was 24%.

Net consolidated income increased 6.4% compared to 4Q09 to Ps. 6.503 billion in 4Q10, reflecting the double-digit increase in FEMSA’s net income from continuing operations.  Net majority income for 4Q10 resulted in Ps. 1.38 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 1.11 for the quarter.  For the year of 2010, net majority income per FEMSA Unit1 was Ps. 11.25 (US$ 9.08 per ADS).

Capital expenditures increased to Ps. 3.771 billion in 4Q10, driven by higher capacity-related investments at Coca-Cola FEMSA and incremental investments in FEMSA Comercio related mainly to store expansion.  For the full year of 2010, capital expenditures increased to Ps. 11.171 billion, for the reasons described above.

Our consolidated balance sheet as of December 31, 2010, recorded a cash balance of Ps. 27.163 billion (US$ 2.194 billion), an increase of Ps. 10.542 billion (US$ 851.4 million) compared to the same period in 2009.  Short-term debt was Ps. 3.303 billion (US$ 266.7 million), while long-term debt was Ps. 21.510 billion (US$ 1.737 billion).  Our consolidated net cash balance was Ps. 2.350 billion (US$ 189.8 million).

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 18.9% compared to 4Q09 to Ps. 16.781 billion in 4Q10 mainly driven by the opening of 415 net new stores in the quarter, representing a record number of openings in a quarter in the Company’s history, reaching 1,092 total net new store openings in the year.  As of December 31, 2010, FEMSA Comercio had a total of 8,426 convenience stores, above target relative to the objective for 2010.  Same-store sales increased an average of 7.9% for the quarter over 4Q09, reflecting a 5.4% increase in store traffic and a 2.4% increase in average customer ticket.  During the quarter, the same-store sales, ticket and traffic dynamics continued to reflect a small effect from the mix shift from physical prepaid wireless air-time cards to the sale of electronic air-time, for which only the margin is recorded, rather than the full amount of the electronic recharge.  On a comparable basis excluding this change, the average ticket would have grown slightly more than the reported figure.

For the full year of 2010, total revenues increased 16.3% to Ps. 62.259 billion.  FEMSA Comercio’s same-store sales increased an average of 5.2%, driven by a 3.9% increase in store traffic, which still reflects a small effect from the mix shift from physical prepaid wireless air-time cards to the sale of electronic air-time, as described above.

Gross profit increased by 18.2% in 4Q10 compared to 4Q09, resulting in a 20 basis point gross margin contraction to 36.7% of total revenues, driven mainly by a change in the structure of commercial terms for certain supplier partners.  While the impact of these terms used to be skewed towards the fourth quarter, it is now more evenly spread throughout the year.

1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2010 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3	February 25, 2011

For the full year of 2010, gross margin expanded by 70 basis points to 33.8% of total revenues.  This increase reflects a positive mix shift due to the growth of higher margin categories, a more effective collaboration and execution with our key supplier partners combined with a more efficient use of promotion-related marketing resources, and to a lesser extent, the continued mix shift towards electronic air-time recharges as described above.

Income from operations increased 19.5% over 4Q09 to Ps. 1.978 billion in 4Q10.  Operating expenses increased 17.6% to Ps. 4.179 billion, below revenue growth.  Operating expense growth was contained during the fourth quarter, allowing the operating margin to expand 10 basis points compared to 4Q09, which represents 11.8% of total revenues.

For the full year of 2010, income from operations increased 16.7% to Ps. 5.200 billion.  Operating expenses increased 19.4% to Ps. 15.839 billion, largely driven by the growing number of stores as well as by incremental expenses such as (i) higher utility tariffs at the store level and (ii) the strengthening of FEMSA Comercio’s organizational structure, mainly IT-related, which was deferred in 2009 in response to the challenging economic environment that prevailed in Mexico.

CONFERENCE CALL INFORMATION:

Our Fourth Quarter and Full Year 2010 Conference Call will be held on: Friday February 25, 2011, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US:  (877) 573-3228 International: (706) 679-0077, Conference Id 43048342. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2010, which was 12.3825 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release to follow.

4	February 25, 2011

FEMSA
Consolidated Income Statement
Millions of Pesos
For the fourth quarter of:

	For the fourth quarter of:					For the twelve months of:
	2010(A)	% of rev.	2009(A)	% of rev.	% Increase	2010(A)	% of rev.	2009(A)	% of rev.	% Increase
Total revenues	45,664	100.0	43,984	100.0	3.8	169,702	100.0	160,251	100.0	5.9
Cost of sales	26,200	57.4	24,810	56.4	5.6	98,732	58.2	92,313	57.6	7.0
Gross profit	19,464	42.6	19,174	43.6	1.5	70,970	41.8	67,938	42.4	4.5
Administrative expenses	2,055	4.5	2,426	5.5	(15.3)	7,766	4.6	7,835	4.9	(0.9)
Selling expenses	10,294	22.5	10,130	23.0	1.6	40,675	24.0	38,973	24.3	4.4
Operating expenses	12,349	27.0	12,556	28.5	(1.6)	48,441	28.5	46,808	29.2	3.5
Income from operations	7,115	15.6	6,618	15.0	7.5	22,529	13.3	21,130	13.2	6.6
Other (expenses) income	248		(468)		N.S.	(63)		(1,745)		(96.4)
Interest expense	(993)		(898)		10.6	(3,265)		(4,011)		(18.6)
Interest income	418		329		27.1	1,104		1,205		(8.4)
Interest expense, net	(575)		(569)		1.1	(2,161)		(2,806)		(23.0)
Foreign exchange (loss) gain	(7)		(17)		(58.8)	(614)		(431)		42.5
(Loss) gain on monetary position	122		107		14.0	410		486		(15.6)
Gain (loss) on financial instrument(1)	61		92		(33.7)	212		124		71.0
Integral result of financing	(399)		(387)		3.1	(2,153)		(2,627)		(18.0)
Participation in Heineken results(2)	597		-		N.S.	3,319		-		N.S.
Income before income tax	7,561		5,763		31.2	23,632		16,758		41.0
Income tax	1,058		1,730		(38.8)	5,671		4,959		14.4
Net income from continuing operations	6,503		4,033		61.2	17,961		11,799		52.2
Gain from transaction with Heineken, net of taxes(3)	-		-		N.S.	26,623		-		N.S.
Net Income from FEMSA's former beer operations(4)	-		2,077		N.S.	706		3,283		(78.5)
Net consolidated income	6,503		6,110		6.4	45,290		15,082		N.S.
Net majority income	4,939		4,070		21.4	40,251		9,908		N.S.
Net minority income	1,564		2,040		(23.3)	5,039		5,174		(2.6)

(A) This information is presented on a comparable basis.

EBITDA & CAPEX
Income from operations	7,115	15.6	6,618	15.0	7.5	22,529	13.3	21,130	13.2	6.6
Depreciation	1,058	2.3	921	2.1	14.9	3,827	2.3	3,729	2.3	2.6
Amortization & other(5)	553	1.2	481	1.1	14.9	2,061	1.2	1,774	1.1	16.2
EBITDA	8,726	19.1	8,020	18.2	8.8	28,417	16.7	26,633	16.6	6.7
CAPEX	3,771		3,698		2.0	11,171		9,103		22.7

FINANCIAL RATIOS	2010		2009		Var. p.p.
Liquidity(6)	1.70		1.08		0.62
Interest coverage(7)	15.18		14.10		1.08
Leverage(8)	0.46		0.95		(0.49)
Capitalization(9)	14.22%		21.47%		(7.25)

(2) Represents the equity-method participation in Heinekens net income of the last 8 months of the year.
(3) Represents the difference between the market value of the Heineken shares (20% equity interest) and the book value of FEMSA's former beer operations, net of transaction tax, as of the closing date.
(4) Represents the net income of FEMSA's former beer operations for the period ended April 30.
(5) Includes returnable bottle breakage expense.
(6) Total current assets / total current liabilities.
(7) Income from operations + depreciation + amortization & other / interest expense, net.
(8) Total liabilities / total stockholders' equity.
(9) Total debt / long-term debt + stockholders' equity.
   Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans.

5	February 25, 2011

FEMSA
Consolidated Balance Statement
Millions of Pesos
As of December 31:

ASSETS	2010	(A)	2009	(A)	% Increase
Cash and cash equivalents	27,163		16,621		63.4
Accounts receivable	7,702		6,891		11.8
Inventories	11,447		9,995		14.5
Other current assets	5,148		4,756		8.2
Current assests of Beer Operations	-		13,450		N.S.
Total current assets	51,460		51,713		(0.5)
Investments in shares	68,793		2,208		N.S.
Property, plant and equipment, net	42,136		40,283		4.6
Intangible assets(1)	52,340		52,154		0.4
Other assets	8,849		20,892		(57.6)
Non-Current assests of Beer Operations	-		58,656		N.S.
TOTAL ASSETS	223,578		225,906		(1.0)

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	1,578		3,816		(58.6)
Current maturities long-term debt	1,725		4,723		(63.5)
Interest payable	165		103		60.2
Operating liabilities	26,772		28,307		(5.4)
Current liabilities of Beer Operations	-		10,883		N.S.
Total current liabilities	30,240		47,832		(36.8)
Long-term debt (2)	21,510		20,796		3.4
Labor liabilities	1,883		1,776		6.0
Other liabilities	16,932		7,457		N.S.
Non-Current liabilities of Beer Operations	-		32,216		N.S.
Total liabilities	70,565		110,077		(35.9)
Total stockholders’ equity	153,013		115,829		32.1
LIABILITIES AND STOCKHOLDERS’ EQUITY	223,578		225,906		(1.0)

(A) This information is presented on a comparable basis.
(1) Includes mainly the intangible assets generated by acquisitions.
(2) Includes the effect of assigned and non assigned derivative financial instruments on long-term debt, for accountig purposes.

	December 31, 2010
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	13,295	53.6%	6.0%
Dollars	8,206	33.1%	4.5%
Colombian pesos	2,038	8.2%	4.5%
Argentinan pesos	1,174	4.7%	16.0%
Brazilian Reals	100	0.4%	4.5%
Total debt	24,813	100.0%	6.0%

Fixed rate(1)	12,228	49.3%
Variable rate(1)	12,585	50.7%

% of Total Debt	2011	2012	2013	2014	2015	2016	2017	+
DEBT MATURITY PROFILE	13.3%	18.4%	16.0%	5.7%	11.4%	0.1%	35.1%

(1) Includes the effect of interest rate swaps.

6	February 25, 2011

Coca-Cola FEMSA
Results of Operations
Millions of Pesos
For the fourth quarter of:

	For the fourth quarter of:							For the twelve months of:
	2010	(A)	% of rev.	2009	(A)	% of rev.	% Increase	2010	(A)	% of rev.	2009	(A)	% of rev.	% Increase
Total revenues	27,991		100.0	29,032		100.0	(3.6)	103,456		100.0	102,767		100.0	0.7
Cost of sales	15,017		53.6	15,617		53.8	(3.8)	55,534		53.7	54,952		53.5	1.1
Gross profit	12,974		46.4	13,415		46.2	(3.3)	47,922		46.3	47,815		46.5	0.2
Administrative expenses	1,260		4.5	1,700		5.9	(25.9)	4,451		4.3	5,308		5.2	(16.1)
Selling expenses	6,634		23.7	6,888		23.7	(3.7)	26,392		25.5	26,672		25.9	(1.0)
Operating expenses	7,894		28.2	8,588		29.6	(8.1)	30,843		29.8	31,980		31.1	(3.6)
Income from operations	5,080		18.1	4,827		16.6	5.2	17,079		16.5	15,835		15.4	7.9
Depreciation	683		2.4	688		2.4	(0.7)	2,633		2.5	2,810		2.7	(6.3)
Amortization & other	346		1.2	290		1.0	19.3	1,310		1.3	1,101		1.1	19.0
EBITDA	6,109		21.8	5,805		20.0	5.2	21,022		20.3	19,746		19.2	6.5
Capital expenditures	2,516			2,943			(14.5)	7,478			6,282			19.0

(A) Average Mexican Pesos of each year.

Sales volumes
(Millions of unit cases)
Mexico	312.2	47.3	304.3	46.7	2.6	1,242.3	49.7	1,227.2	50.6	1.2
Latincentro	151.8	23.0	166.5	25.5	(8.8)	592.3	23.7	593.2	24.4	(0.2)
Mercosur	195.9	29.7	181.2	27.8	8.1	664.9	26.6	608.2	25.0	9.3
Total	659.9	100.0	652.0	100.0	1.2	2,499.5	100.0	2,428.6	100.0	2.9

7	February 25, 2011

FEMSA Comercio
Results of Operations
Millions of Pesos
For the fourth quarter of:

	For the fourth quarter of:							For the twelve months of:
	2010	(A)	% of rev.	2009	(A)	% of rev.	% Increase	2010	(A)	% of rev.	2009	(A)	% of rev.	% Increase
Total revenues	16,781		100.0	14,114		100.0	18.9	62,259		100.0	53,549		100.0	16.3
Cost of sales	10,624		63.3	8,904		63.1	19.3	41,220		66.2	35,825		66.9	15.1
Gross profit	6,157		36.7	5,210		36.9	18.2	21,039		33.8	17,724		33.1	18.7
Administrative expenses	310		1.8	276		2.0	12.3	1,186		1.9	959		1.8	23.7
Selling expenses	3,869		23.1	3,279		23.2	18.0	14,653		23.5	12,308		23.0	19.1
Operating expenses	4,179		24.9	3,555		25.2	17.6	15,839		25.4	13,267		24.8	19.4
Income from operations	1,978		11.8	1,655		11.7	19.5	5,200		8.4	4,457		8.3	16.7
Depreciation	266		1.6	213		1.5	24.9	990		1.6	819		1.5	20.9
Amortization & other	166		1.0	128		0.9	29.7	607		0.9	511		1.0	18.8
EBITDA	2,410		14.4	1,996		14.1	20.7	6,797		10.9	5,787		10.8	17.5
Capital expenditures	1,136			796			42.7	3,324			2,668			24.6

(A) Average Mexican Pesos of each year.

Information of OXXO Stores
Total stores				8,426	7,334	14.9
Net new convenience stores	415	340	22.1	1,092	960	13.8
Same store data: (1)
Sales (thousands of pesos)	643.3	596.0	7.9	632.3	600.8	5.2
Traffic (thousands of transactions)	25.5	24.2	5.4	25.5	24.5	3.9
Ticket (pesos)	25.2	24.6	2.4	24.8	24.5	1.3

(1) Monthly average information per store, considering same stores with more than 12 months of operations.
(2) For the last twelve months for each period.

8	February 25, 2011

FEMSA
Macroeconomic Information

			End of period, Exchange Rates
	Inflation		Dec-10		Dec-09
		December-09
	4Q 2010	December-10	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.93%	4.40%	12.36	1.0000	13.06	1.0000
Colombia	0.75%	3.17%	1,913.98	0.0065	2,044.23	0.0064
Venezuela	4.94%	27.18%	4.30	2.8737	2.15	6.0738
Brazil	2.23%	5.91%	1.67	7.4163	1.74	7.4998
Argentina	2.43%	10.92%	3.98	3.1079	3.80	3.4365
Euro Zone	1.09%	2.59%	0.75	16.4061	0.71	18.4573

9	February 25, 2011

Stock Listing Information
Mexican Stock Exchange Ticker: KOFL	2010 FOURTH-QUARTER AND FULL-YEAR RESULTS

NYSE (ADR)		Fourth Quarter			YTD
Ticker: KOF		2010	2009	Δ%	2010	2009	Δ%
	Total Revenues	27,991	29,032	-3.6%	103,456	102,767	0.7%
Ratio of KOF L to KOF = 10:1	Gross Profit	12,974	13,415	-3.3%	47,922	47,815	0.2%
	Operating Income	5,080	4,827	5.2%	17,079	15,835	7.9%
	Net Controlling Interest Income	3,022	2,828	6.9%	9,800	8,523	15.0%
	EBITDA(1)	6,109	5,805	5.2%	21,022	19,746	6.5%
	Net Debt (2)	4,932	5,971	-17.4%
	(3) Net Debt / EBITDA	0.23	0.30
	(3) EBITDA/ Interest Expense, net	14.37	12.27
	(3) Earnings per Share	5.31	4.62
	Capitalization(4)	19.4%	20.2%

Expressed in millions of Mexican pesos.
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 9 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + shareholders' equity)

For Further Information: Investor Relations José Castro jose.castro@kof.com.mx (5255) 5081-5120 / 5121
●  Total revenues reached Ps. 27,991 million in the fourth quarter of 2010, a decrease of 3.6% compared to the fourth quarter of 2009 mainly as a result of the devaluation of the Venezuelan bolivar, which was partially compensated by double-digit total revenue growth in our Mercosur division and a 6.5% total revenue growth in our Mexico division. On a currency neutral basis, total revenues grew approximately 12%.
●  Consolidated operating income grew 5.2% to Ps. 5,080 million for the fourth quarter of 2010, driven by double-digit operating income growth recorded in our Latincentro division. Our operating margin was 18.1% in the fourth quarter of 2010.
●  Consolidated net controlling interest income grew 6.9%, reaching Ps. 3,022 million in the fourth quarter of 2010, resulting in earnings per share of Ps. 1.64 in the fourth quarter of 2010.

Gonzalo García gonzalojose.garciaa@kof.com.mx (5255) 5081-5148 Roland Karig roland.karig@kof.com.mx (5255) 5081-5186 Website: www.coca-colafemsa.com

Mexico City (February 22, 2011), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public Coca-Cola bottler in the world in terms of sales volume, announces results for the fourth quarter of 2010.

“In the face of unusually bad weather conditions across our Mexico and Latincentro divisions during an important part of the year and the effect of the devaluation of the Venezuelan bolivar, we believe the strength of our diversified, defensive business profile enabled us to produce top-line growth for 2010.  Our operators' disciplined ability to navigate and adapt our business to challenging, complex market environments produced increased profitability for the fourth quarter and the full year, despite the volatility of sugar costs throughout 2010. Our diversified sources of cash flow allowed us to deliver double-digit consolidated net controlling interest income growth for our shareholders in 2010, extending our track record of earnings per share growth.  We are privileged to lead a solid, multinational business that evolves and adapts to our operations' particular conditions; stays focused on our disciplined search to capture opportunities in the beverage industry, which extend the growth path that we have followed over the past several years; and enables us to consolidate our position across our franchise territories—delivering value to our shareholders." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

February 22, 2011	Page 10

CONSOLIDATED RESULTS

Our consolidated total revenues decreased 3.6% to Ps. 27,991 million in the fourth quarter of 2010, compared to the fourth quarter of 2009 mainly as a result of the devaluation of the Venezuelan bolivar. On a currency neutral basis, total revenues grew approximately 12%, mainly driven by volume growth in our Mercosur and Mexico divisions, in combination with average price per unit case growth across our territories.

Total sales volume increased 1.2% to reach 659.9 million unit cases in the fourth quarter of 2010 as compared to the same period in 2009. Strong volume growth across all categories in our Mercosur division in combination with volume growth in our Mexico division, mainly driven by a 3% increase in the sparkling beverage category, supported by 3% growth of the Coca-Cola brand, compensated for volume declines in our Latincentro division.

Our gross profit decreased 3.3% to Ps. 12,974 million in the fourth quarter of 2010, compared to the fourth quarter of 2009. Cost of goods sold decreased 3.8%, mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, cost of goods sold increased mainly driven by higher year-over-year sweetener costs across our territories, which were partially offset by the appreciation of the Brazilian real,(1) the Colombian peso(1) and the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 46.4%, an expansion of 20 basis points as compared to the fourth quarter of 2009.

Our consolidated operating income increased 5.2% to Ps. 5,080 million in the fourth quarter of 2010, driven by double-digit operating income growth in our Latincentro division. Operating expenses decreased 8.1% in the fourth quarter of 2010 mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, operating expenses grew mainly as a result of continued marketing investment in our Mexico division to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability and higher labor and freight costs in Argentina. Our operating margin was 18.1% in the fourth quarter of 2010, an expansion of 150 basis points compared to the same period in 2009.

During the fourth quarter of 2010, we recorded Ps. 415 million in the other expenses, net line. These expenses mainly reflect the recording of employee profit sharing and the loss on sale of certain fixed assets.

Our comprehensive financing result in the fourth quarter of 2010 recorded an expense of Ps. 147 million as compared to an expense of Ps. 102 million in the same period of 2009.

During the fourth quarter of 2010, income tax, as a percentage of income before taxes, was 29.7% compared to 32.2% in the same period of 2009.

Our consolidated net controlling interest income(2) grew 6.9% reaching Ps. 3,022 million in the fourth quarter of 2010 as compared to the fourth quarter of 2009. Earnings per share (EPS) in the fourth quarter of 2010 were Ps. 1.64 (Ps. 16.37 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 14 for average and end of period exchange rates for the fourth quarter.
(2) Previously referred to as Majority Net Income; name changed in accordance with Mexican Financial Reporting Standards.

February 22, 2011	Page 11

BALANCE SHEET

As of December 31, 2010, we had a cash balance of Ps. 12,534 million, including US$ 593 million denominated in U.S. dollars, an increase of Ps. 2,580 million compared to December 31, 2009, mainly as a result of cash generated by our operations, net of debt and dividend payments made during the year.

As of December 31, 2010, total short-term debt was Ps. 1,840 million and long-term debt was Ps. 15,511 million. Total debt increased by Ps. 1,426 million, compared to year end 2009. During February, 2010 we issued a Yankee Bond in the amount of US$ 500 million. We used the proceeds to pay the maturity of our Ps. 2,000 million and Ps. 1,000 million Certificados Bursátiles on February and April of 2010, respectively, and to prepay US$ 202 million of bilateral loans. During the fourth quarter, we increased our debt denominated in Colombian pesos by a net amount equivalent to US$ 38 million. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 673 million.(1)

The weighted average cost of debt for the quarter was 5.6%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2010:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	33.5%	38.1%
U.S. dollars	47.4%	4.6%
Colombian pesos	11.8%	100.0%
Brazilian reais	0.6%	0.0%
Argentine pesos	6.8%	6.9%

(1)	After giving effect to cross-currency swaps and interest rate swaps.
(2)	Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2011	2012	2013	2014	2015	2016	+
% of Total Debt	10.4%	26.4%	2.7%	8.1%	16.4%	36.0%

Consolidated Cash Flow(3)
Expressed in millions of Mexican pesos (Ps.) as of December 31, 2010
Dic-10
Ps.
Income before taxes	14,559
Non cash charges to net income	5,806
20,365
Change in working capital	(6,016)
Resources Generated by Operating Activities	14,349
Investments	(7,954)
Debt Increase	2,427
Dividends declared and paid	(2,612)
Other	(1,823)
Increase in cash and cash equivalents	4,387
Cash, cash equivalents and marketable securities at begining of period	9,954
Translation Effect	(1,807)
Cash, cash equivalents and marketable securities at end of period	12,534

(3) The difference between the items presented in the balance sheet and the cash flow is because the cash flow is presented on a historical basis and the balance sheet is presented in nominal terms. These differences are presented separately as a part of the translation effect in the cash flow in accordance with the Mexican Financial Reporting Standards.

February 22, 2011	Page 12

MEXICO DIVISION OPERATING RESULTS

Revenues
Total revenues from our Mexico division increased 6.5% to Ps. 9,922 million in the fourth quarter of 2010, as compared to the same period in 2009. Increased average price per unit case accounted for approximately 60% of incremental revenues during the quarter and volume growth represented the balance. Average price per unit case reached Ps. 31.66, an increase of 3.7%, as compared to the fourth quarter of 2009, mainly reflecting higher volumes sold in our sparkling beverage portfolio and selective price increases across our product portfolio implemented over the past several months. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 36.21, a 3.1% increase as compared to the same period in 2009.

Total sales volume increased 2.6% to 312.2 million unit cases in the fourth quarter of 2010, as compared to the fourth quarter of 2009. Sparkling beverage volume increased 3%, driven by the strong performance of the Coca-Cola brand and increases in flavored sparkling beverages. Our still beverage portfolio grew 5% mainly due to the Jugos del Valle line of beverages. These volume increases in sparkling and still beverages compensated for a slight decline in our water portfolio, driven by a 2% decline in bulk water.

Operating Income

Our gross profit increased 3.6% to Ps. 4,887 million in the fourth quarter of 2010 as compared to the same period in 2009. Cost of goods sold increased 9.5% as a result of higher PET and sweetener costs, which were partially compensated by the appreciation of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 49.3% in the fourth quarter of 2010 in comparison to 50.6% in the same period of 2009.

Operating income decreased 2.9% to Ps. 1,859 million in the fourth quarter of 2010, compared to Ps. 1,914 million in the same period of 2009. Operating expenses grew 8.0% mainly due to continued marketing investment to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin was 18.7% in the fourth quarter of 2010, compared to 20.5% in the same period of 2009.

(1) See page 14 for average and end of period exchange rates for the fourth quarter.

February 22, 2011	Page 13

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

Revenues
Total revenues reached Ps. 7,984 million in the fourth quarter of 2010, a decrease of 26.2% as compared to the same period of 2009 mainly as a result of the devaluation of the Venezuelan bolivar and a volume decline across the division. On a currency neutral basis, total revenues increased approximately 12% due to selective price increases implemented over the past several months across the division.

Total sales volume in our Latincentro division decreased 8.8% to 151.8 million unit cases in the fourth quarter of 2010 as compared to the same period of 2009. Our bottled water category recorded a double-digit volume decline, while the sparkling and still beverage categories declined 7% and 8%, respectively. Volumes in Venezuela declined approximately 14%, while volumes in Colombia and Central America declined approximately 9% and 1%, respectively. These declines were mainly related to unusually bad weather conditions experienced during the fourth quarter of 2010 in our operations.

Operating Income
Gross profit reached Ps. 3,780 million, a decrease of 23.3% in the fourth quarter of 2010, as compared to the same period of 2009. Cost of goods sold decreased 28.6% mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, cost of goods sold increased mainly as a result of higher year-over-year sweetener costs across the division, which were partially compensated by the appreciation of the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Operating leverage achieved by higher average prices per unit case in local currency resulted in a gross margin expansion of 180 basis points to 47.3% in the fourth quarter of 2010.

Our operating income increased 23.8% to Ps. 1,608 million in the fourth quarter of 2010, compared to the fourth quarter of 2009. Operating expenses decreased 40.1% mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, higher labor costs in Venezuela were partially compensated by lower marketing expenses across the division. Operating leverage achieved through higher average prices per unit case in local currency resulted in an operating margin of 20.1% in the fourth quarter of 2010, as compared to 12.0% in the same period of 2009.

(1) See page 14 for average and end of period exchange rates for the fourth quarter.

February 22, 2011	Page 14

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 13.3% to Ps. 10,085 million in the fourth quarter of 2010, as compared to the same period of 2009. Excluding beer, which accounted for Ps. 986 million during the quarter, revenues increased 14.0% to Ps. 9,099 million. Volume growth and higher average prices per unit case in local currency were partially compensated by a negative currency translation effect resulting from the appreciation of the Mexican peso against the Brazilian real(1) and the Argentinean peso(1). On a currency neutral basis, our Mercosur division’s revenues increased approximately 18%.

Total sales volume in our Mercosur division increased 8.1% to 195.9 million unit cases in the fourth quarter of 2010 as compared to the same period of 2009. Volume growth was a result of (i) a 7% growth in sparkling beverages, mainly driven by the strong performance of the Coca-Cola brand in Brazil and Argentina, growing 7% and 6% respectively, accounting for close to 75% of incremental volumes, (ii) a 43% growth in the still beverage category, driven by the performance of the Jugos del Valle line of business in Brazil and Aquarius flavored water in Argentina, in combination with the recent introduction of the Matte Leao brand into our portfolio in Brazil, contributing approximately 20% of incremental volumes, and (iii) a 9% increase in our bottled water category, representing the balance.

Operating Income

In the fourth quarter of 2010, our gross profit increased 14.3% to Ps. 4,307 million, as compared to the same period in 2009. Cost of goods sold increased 12.7% mainly due to higher sweetener costs in the division and higher PET costs in Argentina, which were partially compensated by the appreciation of the Brazilian real(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 42.7% in the fourth quarter of 2010, an expansion of 30 basis points as compared to the fourth quarter of 2009.

Operating income remained flat at Ps. 1,613 million in the fourth quarter of 2010, as compared to Ps. 1,614 million in the same period of 2009. Operating expenses increased 25.0%, mainly driven by higher labor and freight costs in Argentina. Our operating margin was 16.0% in the fourth quarter of 2010 as compared to 18.1% in the same period of 2009.

(1) See page 14 for average and end of period exchange rates for the fourth quarter.

February 22, 2011	Page 15

 SUMMARY OF FULL-YEAR RESULTS

Our consolidated total revenues increased 0.7% to Ps. 103,456 million in 2010, as compared to 2009, as a result of revenue growth in our Mercosur and Mexico divisions and despite the devaluation of the Venezuelan bolivar. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues increased approximately 15% in 2010.

Total sales volume increased 2.9% to 2,499.5 million unit cases in 2010, as compared to 2009. The sparkling beverage category, driven by a 4% growth of the Coca-Cola brand, contributed more than 70% of incremental volumes. The still beverage category, mainly driven by the performance of the Jugos del Valle line of business across our territories, grew 11% and accounted for approximately 20% of incremental volumes. The consolidation of the Brisa water brand in Colombia drove an 8% growth in our bottled water portfolio, representing the balance. Excluding the non-comparable effect of Brisa, total sales volume increased 2.1% to reach 2,479.6 million unit cases.

Our gross profit increased 0.2% to Ps. 47,922 million in 2010, as compared to 2009, despite the devaluation of the Venezuelan bolivar. Cost of goods sold increased 1.1% as a result of higher cost of sweetener across our operations, which was partially offset by the appreciation of the Brazilian real,(1) the Colombian peso(1) and the Mexican peso (1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 46.3% for 2010, a decrease of 20 basis points as compared to 2009.

Our consolidated operating income increased 7.9% to Ps. 17,079 million in 2010, as compared to 2009. Our Mercosur and Latincentro divisions accounted for this growth. Our operating margin was 16.5% for 2010, a 110 basis points expansion as compared to 2009.

Our consolidated net controlling interest income(2) increased by 15.0% to Ps. 9,800 million in 2010 as compared to 2009, mainly as a result of higher operating income. Earnings per share (EPS) in 2010 were Ps. 5.31 (Ps. 53.07 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 14 for average and end of period exchange rates for the fourth quarter and full year.
(2) Previously referred to as Majority Net Income; name changed in accordance with Mexican Financial Reporting Standards.

February 22, 2011	Page 16

RECENT DEVELOPMENTS

•
During December, 2010, authorities of the Venezuelan Government announced the unification of their two fixed foreign exchange rates, stating that the BsF. 4.30 per US dollar exchange rate would remain as the only official exchange rate in the country. We expect this event will affect our financial results, increasing our operating costs, as a result of the impact of the announced exchange rate as applied to our US dollar-denominated raw material costs. This event will not affect the results of our Venezuelan operations when translated into our reporting currency, the Mexican peso, as we have been translating the results of these operations at the BsF. 4.30 per US dollar exchange rate since January 1, 2010.

•
On January 14, 2011, our Valencia production and distribution facilities in Venezuela went on strike as a result of our negotiations with these facilities’ labor union. On February 10, 2011, we reached an agreement and returned to normal operating conditions after 26 days.

•
During the third quarter of 2010, our Board of Directors approved the anticipated adoption of International Financial Reporting Standards. On February 18, 2011, based on a recommendation made by the audit committee, the Board of Directors approved the adoption of International Financial Reporting Standards in accordance with Mexican regulations beginning January 1, 2012.

•
On February 18, 2011, Coca-Cola FEMSA’s Board of Directors agreed to propose an ordinary dividend of approximately Ps. 4,358 million, to be paid during the second quarter of 2011. This dividend is subject to approval at the Annual Shareholders meeting to be held in March, 2011 and represents an increase of approximately 67 % as compared to the dividend paid on April 26, 2010.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2010 Conference Call will be held on: February 22, 2011, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through March 1, 2011. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 95777529.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

February 22, 2011	Page 17

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	4Q 10	% Rev	4Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases) (2)	659.9		652.0		1.2%	2,499.5		2,428.6		2.9%
Average price per unit case (2)	40.70		42.90		-5.1%	39.89		40.95		-2.6%
Net revenues	27,847		28,889		-3.6%	102,988		102,229		0.7%
Other operating revenues	144		143		0.7%	468		538		-13.0%
Total revenues	27,991	100%	29,032	100%	-3.6%	103,456	100%	102,767	100%	0.7%
Cost of goods sold	15,017	53.6%	15,617	53.8%	-3.8%	55,534	53.7%	54,952	53.5%	1.1%
Gross profit	12,974	46.4%	13,415	46.2%	-3.3%	47,922	46.3%	47,815	46.5%	0.2%
Operating expenses	7,894	28.2%	8,588	29.6%	-8.1%	30,843	29.8%	31,980	31.1%	-3.6%
Operating income	5,080	18.1%	4,827	16.6%	5.2%	17,079	16.5%	15,835	15.4%	7.9%
Other expenses, net	415		277		49.8%	1,292		1,449		-10.8%
Interest expense	437		396		10.4%	1,748		1,895		-7.8%
Interest income	75		93		-19.4%	285		286		-0.3%
Interest expense, net	362		303		19.5%	1,463		1,609		-9.1%
Foreign exchange (gain) loss	(37)		(3)		1133.3%	423		370		14.3%
Gain on monetary position in Inflationary subsidiries	(123)		(107)		15.0%	(414)		(488)		-15.2%
Market value gain on ineffective portion of
derivative instruments	(55)		(91)		-39.6%	(244)		(118)		106.8%
Comprehensive financing result	147		102		44.1%	1,228		1,373		-10.6%
Income before taxes	4,518		4,448		1.6%	14,559		13,013		11.9%
Income taxes	1,344		1,431		-6.1%	4,260		4,043		5.4%
Consolidated net income	3,174		3,017		5.2%	10,299		8,970		14.8%
Net controlling interest income	3,022	10.8%	2,828	9.7%	6.9%	9,800	9.5%	8,523	8.3%	15.0%
Net non-controlling interest income	152		189		-19.6%	499		447		11.6%
Operating income	5,080	18.1%	4,827	16.6%	5.2%	17,079	16.5%	15,835	15.4%	7.9%
Depreciation	683		688		-0.7%	2,633		2,810		-6.3%
Amortization and other operative non-cash charges	346		290		19.3%	1,310		1,101		19.0%
EBITDA (3)	6,109	21.8%	5,805	20.0%	5.2%	21,022	20.3%	19,746	19.2%	6.5%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
   As of June 1st, 2009, we integrated the operation of Brisa in the results of Colombia.

February 22, 2011	Page 18

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Dec 10		Dec 09
Current Assets
Cash, cash equivalents and marketable securities (1)	Ps.	12,534	Ps.	9,954
Total accounts receivable		6,363		5,931
Inventories		5,130		5,002
Other current assets		2,409		2,752
Total current assets		26,436		23,639
Property, plant and equipment
Property, plant and equipment		57,330		58,640
Accumulated depreciation		(25,230)		(27,397)
Total property, plant and equipment, net		32,100		31,243
Other non-current assets (1)		55,525		55,779
Total Assets	Ps.	114,061	Ps.	110,661

Liabilities and Shareholders' Equity		Dec 10		Dec 09
Current Liabilities
Short-term bank loans and notes	Ps.	1,840	Ps.	5,427
Suppliers		8,988		9,368
Other current liabilities		6,818		8,653
Total Current Liabilities		17,646		23,448
Long-term bank loans		15,511		10,498
Other long-term liabilities		7,023		8,243
Total Liabilities		40,180		42,189
Shareholders' Equity
Non-controlling interest		2,602		2,296
Total controlling interest		71,279		66,176
Total shareholders' equity		73,881		68,472
Liabilities and Shareholders' Equity	Ps.	114,061	Ps.	110,661

(1) As of January 1, 2010, according to NIF C-1 “Cash and cash equivalents”, restricted cash presentation is part of the entry “Cash, cash equivalents and marketable securities”. Reclassification is made for comparative purposes in 2009 .

February 22, 2011	Page 19

Mexico Division
Expressed in millions of Mexican pesos(1)
	4Q 10	% Rev	4Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases)	312.2		304.3		2.6%	1,242.3		1,227.2		1.2%
Average price per unit case	31.66		30.52		3.7%	31.12		29.86		4.2%
Net revenues	9,884		9,289		6.4%	38,663		36,642		5.5%
Other operating revenues	38		26		46.2%	119		143		-16.8%
Total revenues	9,922	100.0%	9,315	100.0%	6.5%	38,782	100.0%	36,785	100.0%	5.4%
Cost of goods sold	5,035	50.7%	4,597	49.4%	9.5%	19,733	50.9%	18,396	50.0%	7.3%
Gross profit	4,887	49.3%	4,718	50.6%	3.6%	19,049	49.1%	18,389	50.0%	3.6%
Operating expenses	3,028	30.5%	2,804	30.1%	8.0%	12,444	32.1%	11,540	31.4%	7.8%
Operating income	1,859	18.7%	1,914	20.5%	-2.9%	6,605	17.0%	6,849	18.6%	-3.6%
Depreciation, amortization & other operative non-cash charges	378	3.8%	368	4.0%	2.7%	1,699	4.4%	1,655	4.5%	2.7%
EBITDA (2)	2,237	22.5%	2,282	24.5%	-2.0%	8,304	21.4%	8,504	23.1%	-2.4%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in millions of Mexican pesos(1)
	4Q 10	% Rev	4Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases)	151.8		166.5		-8.8%	592.3		593.2		-0.1%
Average price per unit Case	52.57		64.93		-19.0%	52.82		64.73		-18.4%
Net revenues	7,980		10,811		-26.2%	31,285		38,402		-18.5%
Other operating revenues	4		8		-50.0%	29		21		38.1%
Total revenues	7,984	100.0%	10,819	100.0%	-26.2%	20	100.0%	38,423	100.0%	-18.5%
Cost of goods sold	4,204	52.7%	5,891	54.5%	-28.6%	16,716	53.4%	20,783	54.1%	-19.6%
Gross profit	3,780	47.3%	4,928	45.5%	-23.3%	14,598	46.6%	17,640	45.9%	-17.2%
Operating expenses	2,172	27.2%	3,629	33.5%	-40.1%	9,132	29.2%	12,888	33.5%	-29.1%
Operating income	1,608	20.1%	1,299	12.0%	23.8%	5,466	17.5%	4,752	12.4%	15.0%
Depreciation, amortization & other operative non-cash charges	377	4.7%	410	3.8%	-8.0%	1,406	4.5%	1,415	3.7%	-0.6%
EBITDA (2)	1,985	24.9%	1,709	15.8%	16.1%	6,872	21.9%	6,167	16.1%	11.4%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
   Since June 2009, we integrated Brisa in the operations of Colombia.

February 22, 2011	Page 20

Mercosur Division
Expressed in millions of Mexican pesos(1)
Financial figures include beer results
	4Q 10	% Rev	4Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases) (2)	195.9		181.2		8.1%	664.9		608.2		9.3%
Average price per unit case (2)	45.92		43.44		5.7%	44.75		40.12		11.5%
Net revenues	9,983		8,789		13.6%	33,040		27,185		21.5%
Other operating revenues	102		109		-6.4%	320		374		-14.4%
Total revenues	10,085	100.0%	8,898	100.0%	13.3%	33,360	100.0%	27,559	100.0%	21.0%
Cost of goods sold	5,778	57.3%	5,129	57.6%	12.7%	19,085	57.2%	15,773	57.2%	21.0%
Gross profit	4,307	42.7%	3,769	42.4%	14.3%	14,275	42.8%	11,786	42.8%	21.1%
Operating expenses	2,694	26.7%	2,155	24.2%	25.0%	9,267	27.8%	7,552	27.4%	22.7%
Operating income	1,613	16.0%	1,614	18.1%	-0.1%	5,008	15.0%	4,234	15.4%	18.3%
Depreciation, Amortization & Other operative non-cash charges	274	2.7%	200	2.2%	37.0%	838	2.5%	841	3.1%	-0.4%
EBITDA (3)	1,887	18.7%	1,814	20.4%	4.0%	5,846	17.5%	5,075	18.4%	15.2%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

February 22, 2011	Page 21

SELECTED INFORMATION

For the three months ended December 31, 2010 and 2009

Expressed in millions of Mexican pesos.

	4Q 10		4Q 09
Capex	2,516.1	Capex	2,942.8
Depreciation	683.0	Depreciation	688.0
Amortization & Other non-cash charges	346.0	Amortization & Other non-cash charges	290.0

VOLUME
Expressed in million unit cases

	4Q 10					4Q 09
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	237.3	11.6	47.1	16.2	312.2	229.8	11.0	48.1	15.4	304.3
Central America	31.3	1.6	0.1	3.1	36.1	32.0	1.5	0.1	2.9	36.5
Colombia	46.6	5.0	6.7	4.2	62.5	48.5	7.1	8.3	4.5	68.4
Venezuela	48.6	2.2	0.8	1.6	53.2	56.3	2.4	0.7	2.2	61.6
Latincentro	126.5	8.8	7.6	8.9	151.8	136.8	11.0	9.1	9.6	166.5
Brazil	125.3	7.1	0.8	5.8	139.0	117.2	6.4	0.8	3.9	128.3
Argentina	51.5	0.3	0.3	4.8	56.9	48.8	0.4	0.2	3.5	52.9
Mercosur	176.8	7.4	1.1	10.6	195.9	166.0	6.8	1.0	7.4	181.2
Total	540.6	27.8	55.8	35.7	659.9	532.6	28.8	58.2	32.4	652.0
(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

SELECTED INFORMATION

For the twelve months ended December 31, 2010 and 2009

Expressed in millions of Mexican pesos.

	YTD 10		YTD 09
Capex	7,478.3	Capex	6,282.2
Depreciation	2,633.0	Depreciation	2,810.0
Amortization & Other non-cash charges	1,310.0	Amortization & Other non-cash charges	1,101.0

VOLUME
Expressed in million unit cases

	YTD 10					YTD 09
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	921.1	51.5	203.9	65.8	1,242.3	900.8	50.9	212.8	62.7	1,227.2
Central America	118.4	6.0	0.4	12.2	137.0	118.6	5.6	0.4	11.2	135.8
Colombia	174.8	23.1	29.0	17.4	244.3	173.2	20.2	21.5	17.3	232.2
Venezuela	192.5	8.9	2.4	7.2	211.0	206.5	8.7	2.6	7.4	225.2
Latincentro	485.7	38.0	31.8	36.8	592.3	498.3	34.5	24.5	35.9	593.2
Brazil	431.8	23.4	2.6	17.8	475.6	389.4	20.3	2.4	12.0	424.1
Argentina	171.9	1.2	1.0	15.2	189.3	170.3	1.6	0.7	11.5	184.1
Mercosur	603.7	24.6	3.6	33.0	664.9	559.7	21.9	3.1	23.4	608.2
Total	2,010.5	114.1	239.3	135.6	2,499.5	1,958.9	107.3	240.4	122.0	2,428.6
(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•
The Brisa water business was first included in our operations on June 1, 2009. The volume registered by this business in the months of January 2010 through May 2010 was 19.9 million unit cases and is presented separately in this note for comparison purposes. This volume is included in the results of Colombia, the Latincentro division, and Consolidated for the full year of 2010.

February 22, 2011	Page 22

December 2010
Macroeconomic Information

	Inflation (1)
	LTM	4Q 2010	YTD

Mexico	4.40%	1.93%	4.40%
Colombia	3.17%	0.75%	3.17%
Venezuela	27.18%	4.94%	27.18%
Brazil	5.91%	2.23%	5.91%
Argentina	10.92%	2.43%	10.92%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	4Q 10	4Q 09	Δ%	YTD 10	YTD 09	Δ%

Mexico	12.3900	13.2628	-6.6%	12.6383	13.6610	-7.5%
Guatemala	8.0190	8.2451	-2.7%	8.0597	8.1027	-0.5%
Nicaragua	21.7500	20.4620	6.3%	21.3565	20.2145	5.6%
Costa Rica	514.8583	590.0153	-12.7%	530.9824	578.2441	-8.2%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,864.6441	2,014.9636	-7.5%	1,898.9456	2,219.0846	-14.4%
Venezuela	4.3000	2.1500	100.0%	4.2653	2.1500	98.4%
Brazil	1.6967	1.8659	-9.1%	1.7601	2.0840	-15.5%
Argentina	3.9674	3.8304	3.6%	3.9123	3.7008	5.7%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Dec 10	Dec 09	Δ%

Mexico	12.3571	13.0587	-5.4%
Guatemala	8.0136	8.3544	-4.1%
Nicaragua	21.8825	20.8405	5.0%
Costa Rica	518.0900	571.8100	-9.4%
Panama	1.0000	1.0000	0.0%
Colombia	1,913.9800	2,044.2300	-6.4%
Venezuela	4.3000	2.1500	100.0%
Brazil	1.6662	1.7412	-4.3%
Argentina	3.9760	3.8000	4.6%

February 22, 2011	Page 23